UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-41160

CUSIP Number: 016744104

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Allarity Therapeutics, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

210 Broadway, Suite 201

Address of Principal Executive Office (Street and Number)

Cambridge, MA 02139

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period year ended June 30, 2022 (the “Form 10-Q”), within the prescribed time period without unreasonable effort or expense. On August 8, 2022, and as previously disclosed, our independent registered public accounting firm, Marcum LLP (“Marcum”) notified us in writing that our client-auditor relationship ceased to be effective as of August 5, 2022. The registrant has commenced the process to engage a new auditor. However, in light of the recent termination by Marcum and the upcoming filing due date for the Form 10-Q, the registrant requires additional time to retain a new auditor and to provide the new auditor time to review the financial statements for the Form 10-Q. The registrant hopes to file the Form 10-Q within the time period provided by Exchange Act Rule 12b-25 or as soon as practicable.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Joan Brown	(401) 426 4664
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that for the six months ended June 30, 2022, it will incur a net loss of approximately $7.7 million as compared to a net loss of approximately $8.5 million for the six-month ended June 30, 2021. The financial statements for the three- and six-month periods ended June 30, 2021, have been restated to correct the errors primarily relating to the accounting for the derivative liability relating to certain warrants, accounting and adjustments for a prior issued convertible promissory note which was unrecorded, and adjustments for valuation allowance relating to its deferred tax assets and the income tax provision.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLARITY THERAPEUTICS, INC.

Date: August 15, 2022	By:	/s/ Joan Brown
Joan Brown Chief Financial Officer

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